Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

April 20, 2015

Maryse Mills-Apenteng, Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC  20549

Re:

RMG Networks Holding Corporation
Preliminary Proxy Statement on Schedule 14A

Filed April 9, 2015
File No. 001-35534

Dear Ms. Mills-Apenteng:

RMG Networks Holding Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment to its preliminary proxy statement on Schedule 14A (File No. 001-35534). On behalf of the Company, we hereby respond to the comment of the staff (the “Staff”) of the Commission contained in its letter dated April 16, 2015. For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

The Proposal

Effect of the Proposal on Current Stockholders, page 9

1.

Please revise to provide more expansive disclosure regarding the possible consequences to your existing stockholders of the issuance of additional shares of common stock. In this regard, we note that upon stockholder approval, the series A preferred stock will automatically convert into common stock. As such, you should disclose the percentage by which existing stockholders will be diluted upon conversion. Also consider providing a table that sets forth the change in ownership and voting rights of your significant stockholders upon conversion of the preferred stock. See Item 11(d) of Schedule 14(a).

RESPONSE:

The Company has revised the preliminary proxy statement to add additional disclosure in response to the Staff’s comment, including the respective percentages of the Company’s outstanding common stock that the existing shares of outstanding common stock and the shares to be issued upon conversion will represent, and a table setting forth the beneficial ownership of the Company’s significant stockholders before and after the conversion.

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GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
1750 Tysons Boulevard, Suite 1200  ■  McLean, Virginia 22102  ■  Tel 703.749.1300  ■  Fax 703.749.1301

Maryse Mills-Apenteng, Special Counsel

United States Securities and Exchange Commission

April 20, 2015

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Jason Simon

Jason Simon